Exhibit 19.1

MARBLEGATE CAPITAL CORPORATION

INSIDER TRADING POLICY

Section 1. All Employees, Officers, Directors and their Family Members and Affiliates Are Subject to this Policy. This Insider Trading Policy (“Policy”) applies to all employees, directors, officers and consultants (each a “Covered Party”) of Marblegate Capital Corporation, a Delaware corporation (“MCC” or the “Company”), their family members and entities over which such individuals have or share voting or investment control. This Policy also applies to any other person who receives material nonpublic information (as defined below) from any MCC insider, or is otherwise designated by the Compliance Officer (as defined below). For purposes of this Policy, “family members” include immediate family, people who live with you or are financially dependent on you, and family members who live elsewhere but whose transactions in securities are directed by you or are subject to your influence or control. For the purposes of this Policy, an “officer” means an “officer” as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Every director, officer and employee of the Company has the individual responsibility (and must take appropriate measures to cause such person’s family members) to comply with this Policy regardless of whether a transaction is executed outside a blackout period or is pre-cleared by the Compliance Officer. The restrictions and procedures are intended to help avoid inadvertent instances of improper insider trading, but appropriate judgment should always be exercised by each director, officer and employee of the Company in connection with any transaction in the Company’s securities. Employees, officers and directors of the Company are responsible for ensuring compliance with this Policy by their family members.

This Policy continues to apply following termination of employment or other relationship with MCC until after the second trading day that any material non-public information in your possession has become public or is no longer material. Each employee, officer, consultant and director is personally responsible for the actions of their family members and other persons with whom they have a relationship who are subject to this Policy, including any pre-clearances required.

As used in this Policy, the term “trading day” shall mean a day on which The Nasdaq Stock Market LLC (“Nasdaq”) or the primary quotation system or national securities exchange on which the Company’s common stock is then traded or listed is open for trading. As used in this Policy, the term “business day” shall mean a day on which the Securities and Exchange Commission (the “SEC”)’s EDGAR system will receive and accept filings.

Section 2. Trading in MCC Securities While in Possession of Material Nonpublic Information is Prohibited. The purchase or sale of securities by any person who possesses material nonpublic information is a violation of U.S. federal and state securities laws. It is important to avoid the appearance as well as the fact of trading based on material nonpublic information.

No person subject to this Policy who is aware of material nonpublic information relating to MCC may, directly or indirectly (through family members, other persons, entities or otherwise), buy, sell or otherwise trade in the securities of MCC, or advise anyone else to do so other than pursuant to a trading plan that complies with Rule 10b5-1 promulgated by the SEC and is implemented in accordance with Section 9 of this Policy, or as specifically exempted in Section 10(B) of this Policy, or otherwise engage in any action to take personal advantage of that information during any period commencing on the date that the person possesses material nonpublic information and ending at the close of business on the second trading day following the date of public disclosure of such information, or at such time as such nonpublic information is no longer material. For purposes of this Policy, the term “trade” includes any transaction in MCC securities, including gifts and pledges.

Each person subject to this Policy may, from time to time, have to forego a proposed transaction even if they planned to make the transaction before learning material nonpublic information and even if they may suffer economic loss or forego anticipated profit by waiting.

Section 3. Trading in Other Public Companies’ Securities While in Possession of Material Nonpublic Information is Prohibited. No person subject to this Policy who possesses material nonpublic information relating to other publicly traded companies, including our vendors, customers and partners, as a result of employment with MCC or the performance of services on our behalf may, directly or indirectly (through family members, other persons, entities or otherwise), buy or sell securities of such companies, or advise anyone else to do so, or otherwise engage in any action to take personal advantage of that information. Civil and criminal penalties and termination of employment or removal from our Board of Directors (the “Board of Directors”) may result from trading on inside information regarding the Company’s business partners. All Company employees should treat material nonpublic information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Section 4. Certain Types of Transactions Are Prohibited.

A. Short Sales. Short sales of MCC securities, including a “sale against the box,” are prohibited, as short sales evidence the seller’s expectation that MCC securities will decline in value, signal to the market that the seller has no confidence in the Company or its short-term prospects and may reduce the seller’s incentive to improve MCC performance. In addition, Section 16(c) of the Exchange Act expressly prohibits certain officers and directors from engaging in short sales.

B. Publicly Traded Options. Transactions in puts, calls or other derivative securities involving MCC stock are prohibited, as any such transaction is, in effect, a bet on the short-term movement of the Company’s stock, creates the appearance of trading based on inside information and may focus attention on short-term performance at the expense of MCC long-term objectives.

C. Hedging Transactions. Hedging or monetization transactions (including, but not limited to, zero-cost collars, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments) are prohibited, as such transactions allow you to continue to own MCC securities without the full risks and rewards of ownership. When that occurs, your interests and the interests of MCC and its stockholders may be misaligned and may signal a message to the trading market when disclosed in Section 16 reports that may not be in the best interests of MCC and its stockholders at the time it is conveyed.

D. Margin Accounts and Pledges. Directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan, as such securities may be traded without your consent (for failing to meet a margin call or if you default on the loan) at a time when you possess material nonpublic information or otherwise are not permitted to trade. An exception to the foregoing prohibition on pledging Company securities may be granted with the approval of the Audit Committee, the Compensation Committee or the Nominating and Corporate Governance Committee of the Board where a person wishes to pledge securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities; provided that any person who wishes to pledge Company securities as collateral for a loan must further submit a request for approval to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

E. Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker or other nominee to sell or purchase stock at a specified price leaves an employee, officer or director of the Company with no control over the timing of the transaction. A standing order transaction executed by the broker or other nominee when such employee, officer or director of the Company is aware of material nonpublic information may result in unlawful insider trading.

F. Gifts. Because charitable and other nonprofit organizations may sell securities given to them very soon after receiving them, and because there is also the potential for manipulation (or perceived manipulation) by the donor to gain a larger tax deduction by donating securities before the release of material negative news, charitable gifts may not be made at a time when the donor is aware of material nonpublic information.

Section 5. Sharing Material Nonpublic Information is Prohibited. No person subject to this Policy who possesses material nonpublic information relating to MCC or any other publicly traded companies may directly or indirectly (through family members, other persons, entities or otherwise) pass that information on to others outside the Company, including friends, family or other acquaintances (referred to as “tipping”), until such information has been disseminated to the public. You must treat material nonpublic information about our business partners with the same care required with respect to such information related directly to MCC.

Tipping includes passing information under circumstances that could suggest that you were trying to help another profit or avoid a loss. Exercise care when speaking with others who do not “need to know,” even if they are subject to this Policy, as well as when communicating with family, friends and others not associated with MCC. To avoid the appearance of impropriety, refrain from discussing our business or prospects or making recommendations about buying or selling our securities or the securities of other companies with which we have a relationship. Inquiries about MCC should be directed to our internal Corporate Communications team.

Section 6. Recommendations Regarding Trading in Company Securities are Prohibited. No person subject to this Policy may make recommendations or express opinions on trading in MCC securities while in possession of material nonpublic information, except to advise others not to trade in MCC securities if doing so might violate the law or this Policy.

Section 7. Only Designated Company Spokespersons Are Authorized to Disclose Material Nonpublic Information. U.S. federal securities laws prohibit the Company from selectively disclosing material nonpublic information. MCC has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Employees may not, therefore, disclose material nonpublic information to anyone outside the Company, including family members and friends, other than in accordance with those established procedures. Any inquiries about the Company should be directed to our internal Corporate Communications team. Additionally, the Company’s legal advisors will be involved in handling legal matters that may involve certain disclosures.

Section 8. Employees Must Follow Company Guidelines Pertaining to Electronic Communications. Employees must follow the MCC Disclosure and Regulation FD Policy before participating in any Internet electronic communication forums concerning the Company.

Section 9. Rule 10b5-1 Trading Plans. SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. It does not prevent someone from bringing a lawsuit. This Policy permits individuals to adopt SEC Rule 10b5-1 trading plans with brokers that outline a pre-set plan for transacting in the Company’s securities, including the exercise of equity awards.

As required by SEC Rule 10b5-1, a director, officer or other employee of the Company may implement, amend or terminate a trading plan under SEC Rule 10b5-1 only when the individual is not in possession of material nonpublic information and provided that such individual and trading plan comply with the provisions under Appendix I hereto.

Any Covered Party who wishes to implement a trading plan under SEC Rule 10b5-1 must first pre-clear the plan with the Compliance Officer at least four (4) full trading days prior to the entry into the plan, and must also pre-clear any amendment to such plan and any termination of a plan in advance of its expiration date, with the Compliance Officer. Except as set forth above, no further pre-approval of transactions conducted pursuant to trading plan under SEC Rule 10b5-1 will be required. The terms of any trading plan under SEC Rule 10b5-1 adopted by an officer or director of the Company must be publicly disclosed by the Company in accordance with Item 408 of Regulation S-K promulgated by the SEC.

Establishing a trading plan under SEC Rule 10b5-1 does not exempt transactions from the short-swing profit provisions of Section 16 of the Exchange Act.

Section 10. Other Transactions in Company Securities.

A. General Rule. This Policy applies to all transactions in MCC securities, including any securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by MCC, such as exchange-traded options.

B. Exclusions.

1. Equity Award Exercise. The trading restrictions set forth in this Policy do not apply to the exercise of stock options or other equity awards for cash under MCC’s equity incentive plans, including any net exercise of an equity award pursuant to which you have elected to have the Company withhold shares of stock to satisfy tax-withholding requirements or the exercise price of the equity award, to be exempt from this Policy. This Policy does apply, however, to all sales of securities acquired through the exercise of stock options or other equity awards, including “same-day sale” or cashless exercise of Company stock options.

2. Restricted Stock Awards; Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units or the exercise of a tax-withholding right pursuant to which an individual elects to have the Company withhold shares of stock to satisfy tax-withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of stock or restricted stock.

3. 401(k) Plan. This Policy does not apply to purchases of Company stock in the Company’s 401(k) plan resulting from periodic contributions of money to the plan pursuant to payroll deduction elections. This Policy does apply, however, to certain elections that may be made under the 401(k) plan, including: (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, if any; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a participant’s Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

4. Employee Stock Purchase Plans. The trading restrictions set forth in this Policy do not apply to purchases of Company securities pursuant to the employee’s advance instructions under employee stock purchase plans. However, no alteration to instructions regarding the level of withholding or the purchase of Company securities in such plans is permitted while in the possession of material nonpublic information. Any sale of securities acquired under such plans remains subject to the prohibitions and restrictions of this Policy.

5. Dividend Reinvestment Plans. This Policy does not apply to purchases of Company stock under any dividend reinvestment plan of the Company resulting from reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company stock that result from additional contributions a participant chooses to make to the plan, and to a participant’s election to participate in the plan or increase the participant’s level of participation in the plan. This Policy also applies to the participant’s sale of any Company stock purchased pursuant to the plan.

Section 11. Directors and Section 16 Officers Are Subject to Additional Restrictions.

A. Section 16 Insiders. The Company’s directors and certain officers (“Section 16 Insiders”) are subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act and the underlying rules and regulations promulgated by the SEC.

B. Section 16 Liability. The Company’s directors and certain officers must also comply with the reporting obligations and limitations on short-swing profit transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that these officers and directors who purchase and sell the Company’s securities in non-exempt transactions (under Section 16 of the Exchange Act) within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any material nonpublic information. Under these provisions, and so long as certain other criteria are met, neither the receipt of stock or stock options under the Company’s stock plans, nor the exercise of options or the receipt of stock under a Company dividend reinvestment plan or the Company’s 401(k) retirement plan is deemed a purchase that can be matched against a sale for Section 16(b) short-swing profit disgorgement purposes; however, the sale of any such shares so obtained is a sale for these purposes. The rules on recovery of short-swing profits are absolute and do not depend on whether a person has material nonpublic information.

C. Additional Restrictions. Section 16 Insiders (and other Covered Parties) are subject to the additional restrictions, including, but not limited to, pre-clearance of trades, set forth in Appendix II hereto.

Section 12. Suspected Policy Violations Must Be Reported. Any person who violates this Policy, the Company’s Disclosure and Regulation FD Policy or any federal or state laws governing insider trading or knows of or suspects any such violation by any other person must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer will determine whether the Company should release any material nonpublic information or whether the Company should report the violation to the SEC or other appropriate governmental authority. The Company will comply with all requests from the SEC, The Financial Industry Regulatory Authority, Inc., Nasdaq and any other quotation system or national securities exchange on which the Company’s common stock is then traded or listed, and other agencies for information related to insider trading investigations.

Section 13. Insider Trading Compliance Officers. Unless the Board of Directors provides otherwise, the Company’s Chief Financial Officer (the “Chief Financial Officer”) shall act as the Company’s initial Insider Trading Compliance Officer (“Compliance Officer”); provided, however, that if the Chief Financial Officer is a party to a proposed trade, transaction or inquiry relating to this Policy, the Company’s Chief Executive Officer (the “Chief Executive Officer”) shall act as the Compliance Officer with respect to such proposed trade, transaction or inquiry. The Compliance Officer may delegate their authority to act as the Compliance Officer as they deem necessary or appropriate in their discretion. The duties of the Compliance Officer and his/her delegees may include the following:

•	Administering, monitoring and enforcing compliance with the Policy.

•	Responding to all inquiries relating to this Policy and its procedures.

•	Designating and announcing special trading blackout periods during which no employees may trade in Company securities.

•

Providing copies of this Policy and other appropriate materials to all current and new directors, officers, employees and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.

•	Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations.

•	Assisting in the preparation and filing of all required SEC reports relating to trading in Company securities, including, without limitation, Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

•

Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including, without limitation, Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

•	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties under this Policy in the event that a Compliance Officer is unable or unavailable to perform such duties.

Section 14. Definition of “Material Nonpublic Information.”

A. “Material.” Information about the Company is “material” if it would be expected to affect the investment decisions to buy, hold or sell voting decisions of a reasonable stockholder or investor or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about MCC. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of MCC securities or an investor’s decision to buy or sell MCC securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

•	Financial performance, especially quarterly and year-end operating results, and significant changes in financial performance or liquidity.

•	Projections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance or any decision to suspend earnings guidance.

•	Communications with government agencies, such as the SEC.

•	Company projections and strategic plans.

•	New major contracts, suppliers or finance sources or the loss thereof.

•	Development or release of a significant new service.

•	Major discoveries or significant changes or developments in products or product lines, research or technologies.

•	Important business developments such as trial and study results or developments regarding strategic collaborators.

•	Significant pricing or cost changes.

•	Issuance of patents or the acquisition or disposition of other material intellectual property rights.

•	Regulatory changes, actions, approvals or rejections or material correspondence from regulatory bodies.

•	Impending bankruptcy or financial liquidity problems.

•	Defaults on borrowings.

•	Gain or loss of a significant customer or supplier.

•	Significant expansion or curtailment of operations.

•	Significant write-downs in assets or increases or decreases in revenues.

•	News of or developments in any potential mergers or acquisitions, the sale of Company assets or subsidiaries, tender offer or major partnering, joint venture or collaboration agreements.

•	Changes in management or the Board of Directors.

•	Significant labor disputes or negotiations.

•	A change in auditors or notification that an auditor’s report may no longer be relied upon.

•	A significant cybersecurity incident.

•	Significant changes in the Company’s capital structure or distribution policies.

•	Stock splits, stock repurchase programs, public or private securities/debt offerings or changes in Company dividend policies or amounts.

•	Actual or threatened major litigation, or the resolution of such litigation.

•	The imposition of an event-specific restriction on trading in Company securities or the securities of another company or the extension or termination of such restriction.

B. “Nonpublic.” Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services, a broadcast on widely available radio or television programs or publication in a widely available newspaper, magazine or news website. For purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information. For purposes of this Policy, if such public disclosure occurs on a trading day before the markets close, then that day shall be considered the first trading day. If such public disclosure occurs after the markets close on a trading day, then the date of public disclosure shall not be considered the first trading day following the date of public disclosure.

C. Consult Compliance Officer When in Doubt. Any employees who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.

Section 15. Trading Blackout Period. To ensure compliance with this Policy and applicable securities laws, and to avoid even the appearance of trading on the basis of inside information, the Company requires that Covered Parties are subject to a blackout period (as defined below) prohibitions because of their access to the Company’s internal financial statements or other material nonpublic information regarding the Company’s performance during annual and quarterly fiscal periods (such individuals collectively referred to herein as the “Designated Insiders”), and Family Members of the foregoing refrain from conducting transactions involving the purchase or sale of the Company’s securities during the blackout periods established below. Each of the following periods will constitute a “blackout period”:

The period commencing on the 16th day of the last month of a fiscal quarter and ending at the close of business on the second trading day following the date of public disclosure of the Company’s financial results for such fiscal quarter. If such public disclosure occurs after the markets close on a trading day, then the date of public disclosure shall not be considered the first trading day following the date of public disclosure.

In addition to the blackout periods described above, the Company may announce “special” blackout periods from time to time if, in the judgment of the Chief Executive Officer or the Compliance Officer, there are nonpublic developments that would be considered material for insider trading law purposes, such as, among other things, developments relating to regulatory matters, litigation or a major corporate transaction. Depending on the circumstances, a “special” blackout period may apply to all Designated Insiders or only to a specific group of Designated

Insiders. The Compliance Officer will provide written notice to Designated Insiders subject to a “special” blackout period. Any person made aware of the existence of a “special” blackout period should not disclose the existence of the “special” blackout period to any other person. The failure of the Company to designate a person as being subject to a “special” blackout period will not relieve that person of the obligation not to trade while the person is aware of any material nonpublic information concerning the Company. As used in this Policy, the term “blackout period” shall mean all periodic blackout periods and all “special” blackout periods announced by the Company.

The purpose behind the blackout period is to help establish a diligent effort to avoid any improper transactions. Trading in the Company’s securities outside a blackout period should not be considered a “safe harbor,” and all directors, officers and employees of the Company and other persons subject to this Policy should use good judgment at all times. Even outside a blackout period, any person possessing material nonpublic information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two trading days after the date of announcement. Although the Company may from time to time impose “special” blackout periods because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading.

Transactions effected pursuant to a trading plan under SEC Rule 10b5-1 implemented in accordance with this Policy are not subject to blackout periods.

Section 16. Violations of Insider Trading Laws or this Policy can Result in Severe Consequences.

A. Liability for Insider Trading. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be subject to an SEC civil investigation, cease-and-desist order or other administrative action, and incur federal and state law penalties and sanctions, including, but not limited to: (1) jail sentences; (2) criminal fines; (3) civil penalties; (4) SEC civil enforcement injunctions; (5) administrative sanctions; and (6) a permanent bar from serving as an officer or director of a public company.

There is no de minimis exception to the rule against insider trading. Use of inside information to gain personal benefit is as illegal with respect to one share of stock as it is with respect to a large number of shares.

B. Any employee, officer or director of the Company who tips (“tippers”) a third party (commonly referred to as a “tippee”) may also be liable for improper transactions by tippees to whom they have tipped material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. Tippers and tippees would be subject to the same penalties and sanctions as described above, and the SEC has imposed large penalties even when the tipper or tippee did not profit from the trading. The SEC and the national securities exchanges use sophisticated electronic surveillance techniques to assess and uncover insider trading.

C. Control Persons. The Company and/or the supervisors of the person violating the rules, if they fail to take appropriate steps to prevent insider trading, may in certain circumstances be subject to major civil or criminal penalties.

D. Company Discipline. Violation of this Policy or federal or state insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company, including termination for cause and, in appropriate cases, civil legal action or referral for regulatory or criminal prosecution.

Section 17. This Policy Is Subject to Revision. MCC may change the terms of this Policy from time to time and reserves the right to amend, supplement or discontinue this Policy and the matters addressed herein without prior notice at any time. The Company anticipates that modifications to this Policy will be necessary from time to time, as the Company’s needs and circumstances evolve and to respond to developments in law and practice, and will take steps to inform all affected persons of any material changes. The Nominating and Corporate Governance Committee of the Board of Directors will be responsible for monitoring and recommending any modification to this Policy, if necessary or advisable, to the Board of Directors.

Section 18. All Persons Must Acknowledge Their Agreement to Comply with this Policy. The Policy will be available on the Company’s internal website. Upon first receiving a copy of the Policy or any revised versions, each such person shall be requested to sign an acknowledgment that they have received a copy and agree to comply with the Policy’s terms. This acknowledgment and agreement will constitute consent for MCC to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

Section 19. Additional Information. Nothing in this Policy creates or implies an employment contract or term of employment. Employment at the Company is employment at-will unless otherwise expressly provided in an employment contract signed by the employee and the Chief Executive Officer (or another authorized officer of the Company). Employment at-will may be terminated with or without cause and with or without notice at any time by the employee or the Company. Nothing in this Policy shall limit the right to terminate employment at-will. No one other than the Chief Executive Officer is authorized to change this at-will employment relationship, or to enter into an agreement to employ employees for a specified period of time. If the Chief Executive Officer makes this kind of different agreement with an employee, it will not be effective unless it is in writing, clearly states that the at-will employment relationship is changed and is signed by the employee and the Chief Executive Officer (or another authorized officer of the Company).

Section 20. Amendments. This Policy will be subject to the periodic review of the Board of Directors. The Company anticipates that modifications to this Policy will be necessary from time to time as the Company’s needs and circumstances evolve, and as applicable legal or listing standards change. The Company reserves the right to amend, supplement or discontinue this Policy and the matters addressed herein, without prior notice, at any time. However, employees are expected to adhere to this Policy and the procedures established under it until they receive any contrary instruction from the Compliance Officer.

Adopted on April 7, 2025

Effective as of April 7, 2025

APPENDIX I

Rule 10b5-1 Plan Guidelines

Any officer, director or other employee of the Company (a “participant”) adopting a trading plan (the “Plan”) under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each such Plan must meet the following requirements.

1.	The Plan must be a written plan or binding agreement entered into with a national brokerage firm or other financial professional reasonably acceptable to the Company.

2.	The Plan must clearly state that both the Plan participant and the brokerage firm intend that all transactions will comply with Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”).

3.

The Plan must include a representation by the participant to the Company at the time of adoption or modification of the Plan that: (i) the participant is not aware of any material nonpublic information about the Company or Company securities, and (ii) the participant is adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act.

4.

The participant is solely responsible for determining Plan compliance with Rule 10b5-1 and other applicable laws and regulations. Pre-clearance of the Plan by the Company should not be characterized or understood to signify consent, approval or a legal opinion as to the Plan’s effectiveness or the participant’s compliance with Rule 10b5-1. None of the Company, the Compliance Officer or any of the Company’s officers, employees or other representatives shall be deemed, solely by their authorization of a Plan on behalf of the Company, to have assumed any liability or responsibility to the participant or any other party if such Plan fails to comply with Rule 10b5-1.

5.

The Plan must: (i) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or (ii) include a written formula, algorithm or computer program for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold. In any case, the Plan must prohibit the participant and any other person who possesses material nonpublic information concerning the Company from exercising any subsequent influence over how, when or whether to effectuate purchases or sales.

6.	The Plan must be adopted while the Company is not in a blackout period.

7.

For Plan participants that are officers and directors, no transaction may take place under the Plan until the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Plan, or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (or the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Plan was adopted or modified (as specified in Rule 10b5-1), in all cases not to exceed 120 days after adoption or modification of the Plan.

I-1

8.	For Plan participants other than officers and directors, no transaction may take place under the Plan until 30 days following the adoption or modification (as specified in Rule 10b5-1) of the Plan.

9.	Subject to certain limited exceptions specified in Rule 10b5-1, Plan participants may not have more than one Plan outstanding at the same time.

10.	The Plan participant may not be at the time of entering into the Plan and may not during the term of the Plan become a party to a corresponding or hedging transaction involving Company securities.

11.

The Plan participant must cooperate with the Company’s decisions regarding public disclosure of the Plan. If the Plan participant is a director or officer, the Plan participant (i) acknowledges that the Company and such director or officer must make certain disclosures in SEC filings concerning the Plan, and (ii) must promptly provide any information requested by the Company regarding the Plan (including any amendment or termination thereof) for the purpose of providing the required disclosures or any other disclosures that the Company deems to be required or appropriate under the circumstances.

12.	Although modifications to the Plan are not prohibited, the Plan should be adopted with the intention that it will not be amended, modified or terminated prior to its expiration.

13.

The Plan must provide for multiple transactions (as opposed to a single transaction); provided that Plan participants may, subject to certain limited exceptions specified in Rule 10b5-1, adopt one Plan that provides for a single transaction in any consecutive 12-month period.

14.

The Plan must provide for same-day confirmation (by e-mail) by the financial institution to one or more individuals specified by the Company of each transaction made under the Plan, and of any proposed modification, amendment or termination of the Plan.

15.

If required with respect to a transaction under the Plan, an SEC Form 144 will be filled out and filed by the participant or the participant’s brokerage firm in accordance with the existing rules regarding Form 144 filings. For directors and officers, Form 4s should be filed timely with respect to transactions under the Plan. A similar footnote should be included in the Form 4 as outlined above.

16.

The Plan must provide for the suspension of all transactions under such Plan in the event that the Company, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lock-up agreement required in connection with a securities issuance transaction or other similar events.

I-2

APPENDIX II

Special Restrictions on Transactions in Company Securities

by Section 16 Insiders and other Covered Parties

To minimize the risk of apparent or actual violations of the rules governing insider trading, we have adopted these special restrictions relating to transactions in our securities by Section 16 Insiders. Section 16 Insiders are responsible for ensuring compliance with this Appendix II, including restrictions on all trading during certain periods by family members and members of their households and by entities over which they exercise voting or investment control. Section 16 Insiders should provide each of these persons or entities with a copy of this Policy.

Section 1. Trade Pre-Clearance Required. As part of this Policy, all purchases and sales of equity securities of the Company by a Covered Party, other than transactions that are not subject to the Policy or transactions pursuant to a Rule 10b5-1 trading plan authorized by the Compliance Officer, must be pre-cleared by the Compliance Officer. This requirement is intended to prevent inadvertent Policy violations, avoid trades involving the appearance of improper insider trading, facilitate timely Form 4 reporting by Section 16 Insiders and avoid transactions that are subject to disgorgement under Section 16(b) of the Exchange Act.

Requests for pre-clearance must be submitted via email to the Compliance Officer at least four (4) business days in advance of each proposed transaction. If the Covered Party does not receive a response from a Compliance Officer within twenty four (24) hours, the Section 16 Insider must follow up to ensure that the message was received. Each Covered Party request for pre-clearance should include the nature of the proposed transaction and the expected date of the transaction. In addition, each request by a Covered Party for pre-clearance should also include the following information:

•	Number of shares involved;

•	If the transaction involves a stock option exercise, the specific option to be exercised; and

•	Contact information for the broker who will execute the transaction.

Once the proposed transaction is pre-cleared, the Covered Party may proceed with it on the approved terms; provided that the Covered Party complies with all other securities law requirements, such as Rule 144 and prohibitions regarding trading on the basis of inside information, and with any special trading blackout imposed by the Company prior to the completion of the trade.

Neither the Company nor the Compliance Officer: (a) will have any liability for any delay in reviewing or refusal of a pre-clearance request, or (b) assumes any liability for the legality or consequences of any transaction that is the subject of a pre-clearance request to the party requesting such pre-clearance.

II-1

Section 2. Pre-Clearance of Rule 10b5-1 Plans Required. Pre-clearance is required for the establishment of a Rule 10b5-1 trading plan at least four (4) full trading days prior to entry into, modification of or termination of the plan. However, pre-clearance will not be required for individual transactions effected pursuant to a pre-cleared Rule 10b5-1 trading plan. All Section 16 Insiders must immediately report the results of transactions effected under a trading plan to the Compliance Officer since they will be reportable on Form 4 within two (2) business days following the execution of the trade, subject to an extension of not more than two (2) additional business days where the Section 16 Insider is not immediately aware of the execution of the trade. Notwithstanding the foregoing, any transactions by the Compliance Officer, or a delegee of the Compliance Officer under this Policy, shall be subject to pre-clearance by the Chief Executive Officer. Pre-clearance of a plan by the Company should not be characterized or understood to signify consent, approval or a legal opinion as to the plan’s effectiveness or the participant’s compliance with Rule 10b5-1.

Section 3. Hardship Exemptions. The Compliance Officer may, on a case-by-case basis, authorize a transaction in MCC securities during a regular, quarterly blackout period (but in no event during a special blackout period) due to financial or other hardship. Any request for a hardship exemption must be in writing and must describe the amount and nature of the proposed transaction and the circumstances of the hardship. The Section 16 Insider requesting the hardship exemption must also certify to the Compliance Officer within two (2) business days prior to the date of the proposed trade that such insider is not in possession of material nonpublic information concerning MCC. The existence of the foregoing procedure does not in any way obligate the Compliance Officer to approve any hardship exemption requested by a Section 16 Insider.

Section 4. Brokers. All Section 16 Insiders must ensure that their broker does not execute any transaction for the Section 16 Insider (other than under a previously authorized Rule 10b5-1 trading plan) until the broker has verified with the Compliance Officer that the transaction has been pre-cleared.

Section 5. Reporting of Transactions Required. To facilitate timely reporting under Section 16 of the Exchange Act, Section 16 Insiders are required to, on the same day as the trade date or, with respect to transactions effected pursuant to a Rule 10b5-1 plan, on the day the Section 16 Insider is advised of the terms of the transaction: (a) report the details of each transaction to the Compliance Officer, and (b) arrange with persons whose trades must be reported by the Section 16 Insider under Section 16 of the Exchange Act (such as immediate family members living in the Section 16 Insider’s household) to immediately report directly to the Company and to the Section 16 Insider the following transaction details:

•	Transaction date (trade date);

•	Number of shares involved;

•	Price per share at which the transaction was executed (before addition or deduction of brokerage commission and other transaction fees);

•	For stock option exercises, the specific option exercised;

II-2

•	Contact information for the broker who executed the transaction; and

•	Specific representation that the Section 16 Insider is not in possession of material non-public information.

The transaction details must be reported to the Compliance Officer, with copies to MCC personnel who will assist the Section 16 Insider in preparing their Form 4.

II-3